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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Barakett                         Timothy                R.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

  c/o Atticus Capital, L.L.C.
  152 West 57th Street, 45th Floor
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                                    (Street)

  New York                            NY                10019
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

  PRICE COMMUNICATIONS CORP. (NYSE: PR)
--------------------------------------------------------------------------------
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

     August 30, 2002
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________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  Officer (give title below)
     [X]  10% Owner                            [ ]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check One)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                5.
                                                                                          Amount of      6.
                                                          4.                              Securities     Owner-
                                                          Securities Acquired (A) or      Beneficially   ship
                                             3.           Disposed of (D)                 Owned          Form:     7.
                                             Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                      2.                     Code         ------------------------------- Reported       (D) or    Indirect
1.                    Transaction            (Instr. 8)                   (A)             Transaction    Indirect  Beneficial
Title of Security     Date                   ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (Month/Day/Year)       Code     V                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01
par value per share
("Common Stock")       8/30/2002              P(2)            20,000       A     $11.75   10,245,100        I      See Note 1
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==============================================================================================================================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see
   Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                       SEC 1474 (3-00)

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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                       9.
                                                                                                       Number      10.
                                                                                                       of          Owner-
            2.                                                                                         Deriv-      ship
            Conver-                     5.                              7.                             ative       Form of  11.
            sion                        Number of                       Title and Amount               Secur-      Deriv-   Nature
            or                          Derivative    6.                of Underlying        8.        ities       ative    of
            Exer-              4.       Securities    Date              Securities           Price     Bene-       Secur-   In-
            cise     3.        Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)     of        ficially    ity:     direct
            Price    Trans-    action   or Disposed   Expiration Date   ----------------     Deriv-    Owned       Direct   Bene-
1.          of       action    Code     of(D)         (Month/Day/Year)            Amount     ative     at End      (D) or   ficial
Title of    Deriv-   Date      (Instr.  (Instr. 3,    ----------------            or         Secur-    of          Indirect Owner-
Derivative  ative    (Month/   8)       4 and 5)      Date     Expira-            Number     ity       Month       (I)      ship
Security    Secur-   Day/      ------   ------------  Exer-    tion               of         (Instr.   (Instr.     (Instr.  (Instr.
(Instr. 3)  ity      Year)     Code V    (A)   (D)    cisable  Date     Title     Shares     5)        4)          4)       4)
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

N/A
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====================================================================================================================================

Explanation of Responses:


         Note 1: The Reporting Person is the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"), and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands ("Atticus Management"). Atticus Capital and Atticus Management, together with certain of their affiliated entities (collectively, the "Atticus Entities") act as advisers for various investment funds (the
         "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities, the Reporting Person is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts for purposes of Rule 16a-1(a)(1)
         under the Securities Exchange Act of 1934. Mr. Barakett disclaims beneficial ownership within the meaning of Rule
         16a-1(a)(2) under the Securities Exchange Act of 1934 in the Common Stock owned by the Funds and the Accounts except to the extent, if any, of his pecuniary interest therein.

         Note 2: The Reporting Person acquired a contingent pecuniary interest in 20,000 of the shares held by the Atticus
         Entities. The aggregate number of shares held by the Atticus Entities did not increase as a result of the reported transaction.






                                                /s/ Timothy R. Barakett                                   September 3, 2002
                                                ---------------------------------------------          -----------------------
                                                    **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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